VIA EDGAR

June 9, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention:  Maryse Mills-Apenteng

Re:	Viggle Inc. Preliminary Information Statement
Filed May 15, 2015
File No. 001-35620

Dear Ms. Mills-Apenteng:

This letter is provided on behalf of Viggle Inc. in response to your comment letter dated as of May 22, 2015.  The items below correspond to the items set forth in your comment letter.

Security Ownership of Certain Beneficial Owners and Management, page 1

1.
Please advise us with a view toward revised disclosure, the circumstances under which you obtained the written consents from stockholders holding 51.8% of the outstanding common shares.  In your response, please identify the consenting stockholders and the percentage of outstanding common stock held by each.

Our Board of Directors met on April 30, 2015.  At that meeting, our Executive Vice President and Secretary, Mitchell J. Nelson, noted that the company has very little availability left for issuance of equity incentives under the existing equity incentive plan.  The Board determined that an increase in the number of shares available for issuance under the plan was warranted, given that the company relies on equity incentives as a critical component in its compensation policy which is designed to attract and retain employees.  Our Board unanimously approved an increase of 2,500,000 in the number of shares available for issuance under the existing equity incentive plan.

After the Board meeting, Mr. Nelson and I reviewed the shareholdings of various shareholders of the company and circulated a written consent to officers and directors of our company.  Our Executive Chairman and CEO, Robert F.X. Sillerman, individually and through entities he controls, owns 47.9% of our outstanding voting shares as of the record date.  In addition, our other executive officers and directors own approximately 3.9% of our outstanding common stock as of the record date.

Accordingly, as a matter of expediency, our executive officers and directors have all executed a written consent approving the increase in the number of shares available for issuance under the plan.  Collectively, they represent 51.8% of the vote as of the record date, and this corporate action can be approved by a majority of votes cast.

We note that the beneficial ownership chart included in the Preliminary Information Statement indicates that Mr. Sillerman has ownership of 56.9% of our shares.  The difference is largely caused by ownership of our Series C Preferred Stock.  The Series C Preferred Stock does not vote on an as-converted basis.  However, it is convertible, at any time on the holder’s option, into shares of our common stock, which would be voting shares if converted.  As those shares are convertible into common stock currently, we have included those in the beneficial ownership chart.

While we have attached to the Preliminary Information Statement a copy of the actual written consent, which identifies all of the signatories thereto, we have revised the Preliminary Information Statement, beginning on Page 1 to identify all of the signatories to the written consent, to note the number of shares each voted, to note that they are all executive officers or directors of our company, and to note that, as such, they are all eligible to receive grants under the plan.

2.
It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A applicable to you via Item 1 of Schedule 14C. If you have current plans to make awards under the 2011 executive incentive plan, please amend your information statement to provide the required disclosure. If you are unable to provide this disclosure because the benefits or amounts are discretionary or cannot be determined at this time, please include a statement to this effect.

As you have noted, we did not include the chart entitled “New Plan Benefits” as required under Item 10(a)(2) of Schedule 14A.  We have not included this chart because all grants under the Plan are discretionary and are not determinable at this time. We have revised the disclosure beginning on Page 9 to include a disclosure to this effect.

We do note that our non-employee Board of Directors have in the past received payment for their service on the Board in grants of options or restricted stock units rather than in cash.  In addition, two of our executive officers receive annual payments of $250,000 each which may be paid in cash or in stock.  However, payment to the non-executive members of our Board of Directors and to these two executive officers may be paid in cash going forward.  That is a determination that will be made in the future.  In addition, even if those amounts are paid in the form of equity grants, the amount of the grants are not determinable at this time, because they will be based on the price of our common stock at the time of such grants.  Finally, all grants are subject to the approval of our board of directors or compensation committee, which has not approved any grants.

In responding to your comments, we note that Viggle Inc. is responsible for the adequacy and accuracy of the disclosure in the Information Statement, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.

Sincerely,

/s/ Tom McLean
Tom McLean
General Counsel